Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

IGATE Corporation:

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related prospectus of IGATE Corporation for the registration of (1) 23,384,095 shares of common stock and (2) an indeterminate amount of Common Stock, Preferred Stock, Debt Securities, Warrants, Units and Subscription Rights, and to the incorporation by reference therein of our reports dated February 12, 2014, with respect to the consolidated financial statements of IGATE Corporation and the effectiveness of internal control over financial reporting of IGATE Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Associates LLP

Gurgoan, India

December 4, 2014